Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:           Name and Address of Company

Denison Mines Corp. (“Denison” or the “Company”)
1100 – 40 University Avenue
Toronto, ON M5J 1T1

Item 2:           Dates of Material Change

October 7, 2020 and October 8, 2020

Item 3:           News Release

A news release announcing the material change was disseminated on each of October 7, 2020 and October 8, 2020 through the facilities of CNW Group (Cision), copies of which have been filed under Denison’s profile on SEDAR.

Item 4:           Summary of Material Change

On October 7, 2020, Denison announced it was undertaking a bought deal offering of common shares of the Company (the “Offered Shares”) at a price of US$0.37 per share (the “Issue Price”) for gross proceeds of approximately US$10 million (the “Offering”).

On October 8, 2020, Denison further announced that it had agreed with Cantor Fitzgerald Canada Corporation (“CFCC”) and Haywood Securities Inc. (“Haywood”), as co-lead underwriters and joint book-runners (the “Co-Lead Underwriters”) on behalf of themselves and a syndicate of underwriters, including Canaccord Genuity Corp., Scotia Capital Inc. and TD Securities Inc. (collectively with CFCC and Haywood, the “Underwriters”), to increase the size of the Offering to 47,000,000 Offered Shares for aggregate gross proceeds of approximately US$17.4 million.

Item 5:           Full Description of Material Change

5.1 Full Description of Material Change

On October 7, 2020, Denison announced it was undertaking a bought deal offering of common shares of the Company at a price of US$0.37 per share for gross proceeds of approximately US$10 million.

On October 8, 2020, Denison further announced that it had agreed with the Underwriters to increase the size of the Offering to 47,000,000 Offered Shares for aggregate gross proceeds of approximately US$17.4 million.

In addition, Denison has agreed to grant to the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, at the sole discretion of the Underwriters to purchase up to an additional 7,050,000 Offered Shares at the Issue Price for a period of up to 30 days after the closing of the Offering, for potential additional gross proceeds to Denison of up to approximately US$2.6 million.

Proceeds of the Offering are anticipated to be used to fund evaluation and environmental assessment activities on Denison's Wheeler River project, as well as for general working capital purposes.

Denison will pay to the Underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering, including any proceeds received from the exercise of the Over-Allotment Option.

The Offering is expected to close on or about October 14, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the NYSE American.

The Offering will be made by way of a prospectus supplement (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) and U.S. registration statement on Form F-10, as amended (File No. 333-238108) (the “Registration Statement”), each dated June 2, 2020. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on June 3, 2020. The Prospectus Supplement has been filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and with the SEC.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:
          Omitted Information
Not applicable

Item 8:           Executive Officer

For further information, please contact David Cates, President & Chief Executive Officer, at (416) 979-1991 Ext. 362.

Item 9:           Date of Report

October 9, 2020

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this report constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this report contains forward-looking information pertaining to the following: the likelihood of completion of the Offering, the use of proceeds from sales from the Offering, the closing of the Offering and the ability to obtain the necessary regulatory authority and approvals.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may not be able to complete the Offering on the terms herein described or at all or pursue its evaluation and environmental assessment activities, which could have significant impacts on Denison. In addition, the currently anticipated evaluation and environmental assessment activities may not be maintained after further testing or Denison may decide or otherwise be required to alter or discontinue testing, evaluation and development work, if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this report is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this report. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this report to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.